EXHIBIT 4.1


                                   TERM SHEET
         (PURCHASE OF ASSETS OF PRINS RECYCLING CORP. AND SUBSIDIARIES)


     1. Buyer. KTI Recycling, Inc. (the "Buyer") is a Delaware corporation that will acquire, own and operate certain assets to be purchased from Prins Recycling Corp. and from such subsidiaries of Prins Recycling Corp. (collectively, the "Seller") as may own any of such assets. KTI, Inc., a NASDAQ National Market listed corporation ("KTI"), owns the Buyer. The term "Buyer" shall include subsidiaries of KTI Recycling, Inc. that will own and operate the purchased assets. The Buyer has organized three (3) new subsidiaries that will own the assets and assume certain liabilities of each of the Facilities (as hereinafter defined).

     2. Assets to Be Purchased. All waste processing and recycling facilities and related assets, tangible and intangible (including, without limitation, intellectual property rights and accounts receivable, employee notes, security deposits and other rights to payment (exclusive of claims of the bankruptcy estates of the Seller based on preference claims or voidable transfer claims under the provisions of the United States Bankruptcy Code), owned and operated by Seller in Boston, Massachusetts (the "Boston Facility"), Franklin Park, Illinois (the "Chicago Facility") and Newark, New Jersey (the "Newark Facility") and any and all office furniture, office decorations, office equipment and supplies, wherever located or stored (collectively, the "Facilities") excluding such assets as may be specified herein or as otherwise specified in definitive documentation governing the purchase contemplated hereby executed by the Seller and the Buyer. The purchase proposed hereby shall be consummated in connection with and pursuant to a confirmed plan of reorganization (the "Plan") of the Seller and the purchase price shall be allocated to creditors thereunder. The allocation of the consideration described herein shall not be construed to be, and is not, an offer to assume the obligations to which such allocations are to be made, unless expressly assumed by the Buyer in definitive documentation governing the purchase contemplated hereby executed by the Seller and the Buyer. The purchase price shall be paid no sooner than the closing of the purchase.

     3. Consideration to Creditors under Plan of Reorganization. The net purchase price to be paid by the Buyer for the purchase of the Facilities will equal: (i) $9,500,000 in cash and promissory notes payable to PNC Bank, National Association ("PNC"); (ii) $3,600,000 cash payable to the Seller, and (iii) assumption of certain post-petition trade payables of the Seller in an amount not to exceed $500,000. For purposes of this Term Sheet, the term "Total Purchase Price" shall mean $13,600,000. The various allocations and manner of payment are more particularly described below.

          (a) Claim of PNC. The secured claim of PNC shall be satisfied as follows:

               (i) Cash in the amount of $2,000,000 shall be paid by the Buyer to PNC on the closing date of acquisition of the Facilities. The foregoing assumes an increase in the amount owed to PNC by the Seller from the approximate amount of $8,500,000 that was outstanding on March 13, 1997 to $9,500,000. The cash payment specified herein shall be reduced on the closing date of the acquisition by an amount equal to the difference between (x) $1,000,000 and (y) the lesser of $1,000,000 and the actual amount owed to PNC at closing of the purchase in excess of $8,500,000 (the "PNC Reduction Amount"). For the avoidance of doubt, the actual amount owed to PNC includes interest accrued at a rate of interest equal to prime plus 3.5 percent and all other amounts PNC is entitled to charge under the relevant credit documents. The increase from $8,500,000 to $9,500,000 is conditioned, among other things, on such additional amounts being advanced to the Seller and used to pay administrative obligations of the Seller (including cure amounts under assumed executory contracts).

               (ii) A promissory note in the principal amount equal to the greater of $2,000,000 and a principal amount equal to 75% of Eligible Accounts Receivable (as such term is defined under the existing PNC loan documents) having an age of 90 days or less as of the closing date shall be executed and delivered by the Buyer to PNC. This note shall bear interest at a per annum rate that is equal to the prime rate of PNC plus 1/4%, which interest shall be payable monthly and at maturity. Principal shall be payable in full on the date that is six (6) months after the closing. The note shall be secured in part by a first priority security interest in all accounts receivable purchased by the Buyer, other than the accounts receivable of the Chicago Facility.

               (iii) A promissory note in the principal amount of $2,700,000, dated the closing date, shall be executed and delivered by the Buyer to PNC. This note shall bear interest at a per annum rate that is at the then prevailing commercial mortgage rate of PNC, which interest shall be payable monthly and at maturity. Principal shall be payable in full on the date that is one hundred twenty (120) days after the closing. The note shall be secured in part by a first priority security interest in the Chicago Facility (including its accounts receivable) and an irrevocable letter of credit satisfactory to PNC in the face amount of $1 million, and KTI shall guarantee an additional $1 million of the principal amount thereof.

               (iv) A promissory note for the balance of the Total Purchase Price, not to exceed the principal amount of $2,800,000, dated the date of closing, shall be executed and delivered by the Buyer to PNC. This note shall bear interest at a rate that is equal to the prime rate of PNC plus one percent per annum, which interest shall be payable monthly and on maturity. Principal shall be payable in full on the date that is thirty (30) months after the date of closing and prior to such date shall be payable in the following percentages of the original principal amount of this note during the months set forth below.

          Principal      Months After
          Percentage          Effective Date

          4% each month  Thirteen to Twenty-fourth inclusive

          5%             Twenty-fifth to Twenty-ninth inclusive

          27%            Maturity

This note shall be secured in part by a first priority security interest in all assets of the Newark Facility and the Boston Facility, exclusive of accounts receivable, and shall have a maximum guarantee of $700,000 from KTI, Inc. The amount of such guarantee shall decline in an amount equal to 25% of any principal payments made on this note.

               (v) It is the intention of the Buyer that, in connection with purchase by the Buyer of the Facilities, PNC shall receive payment of its loans in full, including accrued and unpaid interest, but no more than such sum.

               (vi) The promissory notes referred to in Subsections 3(a)(ii), 3(a)(iii) and 3(a)(iv) shall each be cross-collateralized by collateral referred to in the other subsections and secured by a first priority pledge of the stock of the Buyer's subsidiaries that own the Facilities. Upon the payment in full of the promissory note referred to in Subsection 3(ii), the collateral referred to in such Subsection shall be released. Upon the payment in full of the promissory note referred to in Subsection 3(iii), the collateral referred to in such Subsection shall be released. If the promissory note referred to in Subsection 3(a)(iv) is paid in full, the collateral referred to in such Subsection shall be released.

               (vii) As provided by the terms of a separate letter agreement with PNC, if the Buyer does not purchase the Facilities for any reason, the Buyer shall (and hereby irrevocably and unconditionally agrees to) immediately purchase the Chicago Facility in an amount sufficient to result in net proceeds payable to PNC equal to $2 million. This obligation of the Buyer shall be secured by an irrevocable letter of credit satisfactory to PNC in the face amount of $1 million. If the Buyer shall be required to purchase the Chicago Facility as contemplated hereby, PNC may immediately draw upon the letter of credit and shall deposit the proceeds thereof in an interest bearing escrow account at PNC. Upon conveyance of the Chicago Facility to the Buyer, the purchase price shall be paid to PNC by payment to PNC of the proceeds of such escrow account and the balance shall be payable by the Buyer to PNC on the date that is six (6) months after the date of such conveyance. The obligation of the Buyer to pay the balance of the purchase price for the Chicago Facility shall be evidenced by a promissory note, dated the closing date, executed and delivered by the Buyer to PNC. The note shall bear interest at a per annum rate that is at the then prevailing commercial mortgage rate of PNC, which interest shall be payable monthly and at maturity. The note shall be secured by a first priority security interest in the assets of the Chicago Facility and guaranteed by KTI.

          (b) Allowed Administrative and "Cure" Claims. The sum of $3,600,000 in cash, plus the PNC Reduction Amount (if any), shall be provided by the Buyer to the Seller to pay (i) allowed administrative and priority claims against the Seller, other than post petition trade payables, (ii) amounts necessary to cure defaults under contracts to be assumed by the Seller and assigned to the Buyer and (iii) post-petition trade payables to the extent such trade payables exceed $500,000.

          (c) Claims of Unsecured Creditors. Upon confirmation of the Seller's Plan of Reorganization, the class of unsecured creditors shall receive a cash payment in an amount equal to the sum of $3,860,000 ($ 260,000 of which amount shall be paid by PNC) plus the PNC Reduction Amount (if any) minus the amount necessary to satisfy the obligations described in clauses(i) through (iii) of
Section 3(b).

          (d) Post-Petition Trade Payables. The Buyer will assume allowed trade payables with respect to the Facilities incurred by the Seller in the ordinary course of its business operations during the pendency of its reorganization proceeding in an amount up to $500,000.

          (e) Reduction of Purchase Price. In the event that any of the assets that are the subject of this Term Sheet are sold by the Seller to a third party and Buyer agrees to proceed with the proposed purchase, the total purchase price offered by the Buyer shall be reduced by the amount of the net proceeds of the third party sale.

          (f) Ally Capital Corp. Settlement. Notwithstanding anything in the Term Sheet to the contrary, Buyer shall not acquire and shall not adjust the Total Purchase Price in respect of any assets of the Debtors to be transferred, returned, sold or otherwise conveyed to a third party consistent with the settlement reached by the Debtors, Ally Capital Corp. and American Waste Control of New York as set forth on the record of the hearing held before the Bankruptcy Court on March 6, 1997 and embodied in a stipulation executed to date by the Debtors and Ally Capital Corp. and previously provided to Buyer.

     4. Working Capital. KTI will provide working capital to the Buyer in an amount up to $1,000,000 in the form of a capital contribution.

     5.   Conditions Precedent.

          (a) The order of the Bankruptcy Court confirming the Plan shall provide for sale of the Facilities to the Buyer free and clear of all liens, claims and encumbrances.

          (b) No material adverse change shall occur prior to the closing of the acquisition, unrelated to KTI, the Buyer or the Seller, that frustrates the essential purpose of the Buyer in consummating the transactions contemplated hereby, and no order of the Bankruptcy Court shall have been entered which prohibits KTI from consummation of the transactions contemplated hereby.

          (c) The Seller shall provide the Buyer with full access to all books and records pertaining to the facilities to be purchased by the Buyer. The Buyer shall have the period ending forty-five (45) days after entry of the order described in Section 10 below to conduct due diligence with respect to environmental matters and shall have no obligation to proceed with the proposed acquisition if such environmental due diligence of KTI discloses that the actual cost of remediation of any environmental conditions required under applicable law (exclusive of "soft costs", such as consulting and engineering fees) not indemnified against by any third party (and with respect to which indemnification no counterclaims or offsets have been asserted) exceeds $50,000; provided that if the Seller and/or PNC elect to pay the excess of such costs over $50,000, KTI and the Buyer shall not be entitled to terminate the transactions contemplated hereby by reason of the results of such environmental due diligence.

     Subject to the provisions of clause (c), KTI and the Buyer shall complete such environmental due diligence by no later than forty-five (45) days after entry of the court order described in Section 10 below and advise the Seller with respect to whether the Buyer is satisfied with the results of such environmental due diligence and review. In the event that the Buyer does not advise the Seller of its conclusions with respect to the same by the date stated, this condition shall be deemed waived.

     6. Employees. Neither KTI nor the Buyer shall have any liability for any pre-petition or post-petition obligations to employees of the Seller. The Seller shall disclose to the Bankruptcy Court and to the Creditors' Committee the fact and the terms of any offer of employment made by KTI or the Buyer to any officer or director of the Seller.

     7. Break-up Fee. In the event that any of the assets to be sold to the Buyer are sold to another purchaser, excluding sale of the Chicago Facility, the Buyer shall be entitled to a break-up fee payable from the proceeds from such sale equal to the lesser of $250,000 or 150% of the Buyer's out-of-pocket costs and expenses, including reasonable attorneys' fees (which fees upon any objection thereto by any party in interest shall be submitted to the Bankruptcy Court for approval), reasonably incurred in connection with this transaction; provided that KTI and the Buyer have not defaulted in any of their respective obligations. The Buyer's right to such break-up fee is subject to the Buyer and the Seller having executed and delivered a definitive agreement with respect thereto under which the Buyer would have been bound to close but for the sale to such other purchaser, subject to bankruptcy court approval.

     8. No Solicitation; Topping Amount. Prior to September 16, 1997, Seller will not solicit any offer for the Facilities from any other party; provided, that nothing herein shall preclude the Seller from responding to inquiries from, providing due diligence information to, or providing notice of the transactions contemplated hereby and of any related hearings to, any interested party as required by the Seller's fiduciary obligations as a debtor-in-possession. In the event that another purchaser offers to buy substantially the same assets as the Buyer proposes to purchase, the value of the offer of any such purchaser must exceed the Buyer's offer by the amount of $300,000 before such offer may be accepted by the Seller. Sale of the Chicago Facility shall not be subject to this provision.

     9. Management Agreement. The Seller and an affiliate of the Buyer shall enter into a management agreement, on terms acceptable to PNC, pursuant to which such affiliate of the Buyer will manage the business and operations of the Seller up to the closing on the sale of the Facilities.

     10. Timing. Seller promptly will seek an order of the Bankruptcy Court approving the break-up fee, no solicitation agreement topping amount and management agreement, but in no event later than Tuesday, April 22, 1997 for such matters other than the management agreement and no later than Wednesday, April 23, 1997 with respect to the management agreement. The Buyer will commence due diligence upon entry of such order. The parties will proceed on a basis consistent with execution of a definitive agreement by no later than June 13, 1997 and consummation of the transaction by no later than September 16, 1997. The Buyer does not intend to proceed subsequent to June 13, 1997 in the absence of a definitive agreement executed by the Seller.

     THE FOREGOING TERM SHEET CONTAINS THE PRINCIPAL BUSINESS TERMS OF THE PROPOSED ACQUISITION OF ASSETS BY THE BUYER FROM THE SELLER AND TERMS ACCEPTABLE TO PNC AND DOES NOT PURPORT TO SUMMARIZE ALL TERMS, CONDITIONS (INCLUDING CONDITIONS PRECEDENT), COVENANTS, REPRESENTATIONS AND WARRANTIES AND OTHER PROVISIONS THAT WILL BE CONTAINED IN DEFINITIVE LEGAL DOCUMENTATION.



     IN WITNESS WHEREOF, the undersigned have caused this Term Sheet to be executed by their duly authorized representatives as of the date and year first above written.

                         Prins Recycling Corp.
                           (f/k/a Ankap, Inc.)
                         Prins Recycling Corp.
                         Prins Recycling (Mass) Corp.
                         Prins of Pennsylvania, Inc.
                         Prins of Newark, Inc.
                           d/b/a Recycling Systems, Inc.
                         Prins Recycling (Maryland) Corp.
                         Paper Chase Exchange, Inc.
                         Basic Waste Systems, Inc.
                         Prins of Newark II, Inc.,
                           d/b/a P. Pepe & Sons, Inc.
                         Vic Barick Paper Co., Inc.

                         By:  /s/ Clifford H. Straub, Jr.


                         KTI, Inc.
                         KTI Recycling, Inc.
                         and their respective affiliates

                         By:  /s/ Robert E. Wetzel


                         PNC Bank, National Association

                         By:  /s/ Daniel W. Zoeller


                         Shanley & Fisher
                         Attorneys for Official
                          Committee of Unsecured Creditors

                         By:  /s/ Robert K. Malone